Ceradyne, Inc.

3269 Red Hill Avenue

Costa Mesa, California 92626

November 23, 2005

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Brigitte Lippmann

Division of Corporation Finance

Re:	Ceradyne, Inc.

Registration Statement on Form S-3 (File No. 333-129197)

Request for Acceleration

Dear Ms. Lippmann:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Ceradyne, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 9:30 a.m. Eastern Time on Thursday, December 1, 2005, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours,

CERADYNE, INC.

/s/ Jerrold J. Pellizzon
Jerrold J. Pellizzon
Vice President and Chief Financial Officer